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                             August 13, 2020

       Lazarus Krikorian
       Senior Vice President and Chief Accounting Officer
       AmerisourceBergen Corporation
       1300 Morris Drive
       Chesterbrook, PA 19087-5594

                                                        Re: AmerisourceBergen
Corporation
                                                            Form 10-K for
Fiscal Year Ended September 30, 2019
                                                            Filed November 19,
2019
                                                            File No. 001-16671

       Dear Mr. Krikorian:

              We have reviewed your March 26, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
        February 27, 2020 letter.

       Form 10-K for Fiscal Year Ended September 30, 2019

       Management Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations,, page 27

   1. We note your response to our prior comment number 1. As you have not addressed our comment, we are
reissuing our previous comment in its entirety. While you have provided additional factors that
contributed to the change in revenues, including citing that unit volume growth and
inflationary increases have had an impact, you have only
                                                        quantified $6 billion
of an $11 billion dollar change. Please revise to quantify a material portion of the change
in accounts. Please quantify the effects of changes in both price and volume on revenues and
expense categories, where appropriate. Please also consider
                                                        using tables to list,
quantify, and sum factors to which changes are attributed.
 Lazarus Krikorian
AmerisourceBergen Corporation
August 13, 2020
Page 2
         Additionally, please tell us how much the increased specialty pharmaceutical product sales and the January 2018 acquisition of H.D. Smith contributed to increase in revenues respectively.
       You may contact Aamira Chaudhry at 202-551-3389 or Lyn Shenk at 202-551-3380 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameLazarus Krikorian                          Sincerely,
Comapany NameAmerisourceBergen Corporation
                                                             Division of
Corporation Finance
August 13, 2020 Page 2                                       Office of Trade &
Services
FirstName LastName